Exhibit 99.5

MOTIF BIO PLC

Proxy Form

I/We,                                                                                                                                         (insert full name in BLOCK CAPITALS) of                                                                                                                                                   (insert address in BLOCK CAPITALS)                                                                                                                                   POSTCODE                            being (a) holder(s) of ordinary shares in Motif Bio plc appoint the Chairman of the meeting or the following person:

Name	Number of Shares

as my/our proxy to attend, speak and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at 1 pm BST on 19 June 2018 and at any adjournment of that meeting. I/We request my/our proxy to vote on the following resolutions as indicated below:

	For	Against	Withheld
ORDINARY RESOLUTIONS
1. To receive the Company’s annual accounts
2. To approve the directors’ remuneration report
3. To reappoint Zaki Hosny
4. To reappoint Mary Lake Polan
5. To reappoint Bruce A. Williams
6. To reappoint the Company’s UK auditor
7. To reappoint the Company’s US auditor
8. To authorise the directors to determine the auditors’ remuneration
9. To amend the Company’s 2015 Share Option Plan
10. To authorise the Directors to allot relevant securities
SPECIAL RESOLUTION
11. To dis-apply pre-emption rights

☐ Please tick here if the proxy appointment is one of multiple appointments being made and state in the box above the number of shares to which this proxy relates.

SIGNATURE	DATE

NOTES

1.                   As a member of the Company you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes.

2.                   Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

3.                   A proxy does not need to be a member of the Company but must attend the meeting to represent you. To appoint as your proxy a person other than the Chairman of the meeting, insert their full name. If you sign and return this proxy form with no proxy name stipulated, the Chairman of the meeting will be deemed to be your proxy. Where you appoint as your proxy someone other than the Chairman, you are responsible for ensuring that they attend the meeting and are aware of your voting intentions. If you wish your proxy to make any comments on your behalf, you will need to appoint someone other than the Chairman and give them the relevant instructions directly.

4.                   To direct your proxy how to vote on the resolutions mark the appropriate box with an ‘X’. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

5.                   To appoint a proxy using this form, the form must be:

•                       completed and signed;

•                       sent or delivered to the Company at Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, by scan and email to proxies@shareregistrars.uk.com or by fax to 01252 719232; and

•                       received by the Company no later than 1 pm on 15 June 2018.

In the case of a member which is a company, this proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

6.                   Any power of attorney or any other authority under which this proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

7.                   In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

8.                   If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

9.                   For details of how to change your proxy instructions or revoke your proxy appointment see the notes to the notice of meeting.

10.            You may not use any electronic address to communicate with the Company for any purposes.

11.            The Company specifies that only those Shareholders entered on the Register of Members of the Company as at 1 pm on 15 June 2018 or in the event that the Annual General Meeting is adjourned, on the Register of Members 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting, shall be entitled to attend or vote at the Annual General Meeting in respect of the number of Shares registered in their name at that time. Changes to the entries on the Register of Members after 1 pm on 15 June 2018 or, in the event that the Annual General Meeting is adjourned, in the Register of Members 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

12.            As at 5 pm on the day immediately prior to the date of posting of this notice of meeting, the Company’s issued share capital comprised 264,276,443 ordinary shares of £0.01 each. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company at that time was 264,276,443.